

May 19, 2009

<u>Via Facsimile (206) 359-9447 and U.S. Mail</u>
Sue Morgan, Esq.
Perkins Coie, LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 9810-3099

     Re: **Starbucks, Corp.**
                Schedule TO-I
                Filed May 1, 2009
                File No. 5-45059

Dear Ms. Morgan:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(A)(1): Offering Memorandum

Summary Term Sheet

1.   Please confirm, if true, that there is no variation in the number of shares underlying each option that is exchanged for a new option. That is, confirm if true, that securityholders who tender options (each of which is exercisable for one share) would receive a lesser number of options (based on the exchange ratio), each of which is also exercisable for one share.

Summary Term Sheet-Questions and Answers, page 1

"Who is eligible to participate in the Exchange Offer…", page 2

2.   You disclose that although you intend to include all partners outside the United States, you may "exclude partners if, for any reason, [you] believe that their participation would be illegal, inadvisable or impractical…" You also note that you "reserve the right to withdraw the Exchange Offer in any jurisdiction…"   Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees. Accordingly, please revise your disclosure to clarify that any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

3.   Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. Notwithstanding the fact that the new options will not vest for twelve months, the condition requiring that individuals remain employees as of the grant date, which, as currently structured, will be after the expiration date, does not appear to comply with that requirement. Please revise your disclosure accordingly.

Section 6. Conditions of the Exchange Offer, page 18

4.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language in the introductory paragraph that suggests any "action or

omission" by the company may constitute a bona fide triggering event for offer conditions.

5.   With the previous comment in mind, please clarify the statements in paragraph (a) regarding actions by "any other person, domestic or foreign" who may bring action against the company that "directly or indirectly" challenges the making of the offer. Similarly, you disclose that a triggering event includes events which, in your determination, could have a material adverse impact on your business or condition "(financial or other)". Revise to explain what "other" aspect of your business could be impacted in a manner that would constitute a triggering event.

6.   Please refer to paragraph (b). You disclose that a triggering event includes any action that is "threatened…, any order or injunction threatened, proposed, sought or…deemed to be applicable by [you]". This condition does not appear to be outside of your direct or indirect control. Please revise your disclosure accordingly.

7.   Refer to paragraph (c), bullet point two. Please disclose what constitutes a "significant change".

8.   Please refer to paragraph (f) in which you condition the offer on whether there has been "any change or changes in [y]our business, condition (financial or other),…as a result of unforeseen significant events beyond [y]our control that, in [y]our reasonable judgment, are or may be material" to you or otherwise make it inadvisable to proceed with the exchange offer. Please revise to clarify that your authority to amend or terminate the offer could be asserted only if an objectively verifiable condition was triggered.

9.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

10.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions